06007587

AB 4/6/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31,2007
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-37444

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Banca IMI Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York (City) | New York (State) | 10167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giovanni Palacardo | (212) 326-1103 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Ave (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

We, Giovanni Palacardo and Vincent DiBella, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to Banca IMI Securities Corp. and subsidiary (the "Company") for the year ended December 31, 2005, are true and correct, and such consolidated financial statements and supplementary schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

G. Pa — March 22, 2006

Signature — Date

Chief Executive Officer

Title

[signature] — March 22, 2006

Signature — Date

Chief Financial Officer

Title

[signature]

Notary Public

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified in Nassau County
My Commission Expires June 5, 2006

Banca IMI Securities Corp.
Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Banca IMI Securities Corp.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Banca IMI Securities Corp. and its subsidiary (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit of this consolidated statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated statement of financial condition, the Company has restated its deferred tax assets, net, and accumulated deficit balances at December 31, 2004 from the amount previously reported on by other auditors. We have audited the adjustments described in Note 2 that were applied to restate the December 31, 2004 deferred tax asset, net, and accumulated deficit balances. In our opinion, such adjustments are appropriate and have been properly applied. As the prior period consolidated statement of financial condition has not been presented herein, the restatement has been effected as an adjustment to the January 1, 2005 accumulated deficit balance.

PricewaterhouseCoopers LLP

March 22, 2006

Banca IMI Securities Corp.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 8,193,455
Securities segregated in compliance with federal regulations	9,921,000
Securities borrowed	1,253,490,256
Securities purchased under agreements to resell	226,091,542
Financial instruments owned, at market value	101,545,756
Receivables from brokers, dealers and clearing organizations	12,167,330
Receivables from affiliates	2,783,406
Receivables from customers	2,240,471
Exchange memberships owned, at cost (market value $3,780,000)	335,105
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,148,414	227,769
Deferred tax asset	5,635,000
Other assets	6,430,720
TOTAL ASSETS	$ 1,629,061,810

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities loaned	$ 1,252,091,865
Securities sold under agreements to repurchase	191,084,093
Payables to brokers, dealers and clearing organizations	474,438
Payables to affiliated customers	815,459
Payables to affiliated non-customers	2,758,591
Accounts payable and accrued expenses	5,066,949
Taxes payable	1,829,507
Other liabilities	137,258
Total liabilities	1,454,258,160
COMMITMENTS AND CONTINGENCIES (Note 10)	
Stockholder's equity	174,803,650
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,629,061,810

The accompanying notes are an integral part of this consolidated statement of financial condition

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Banca IMI Securities Corp. and subsidiary (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"), and of the National Association of Securities Dealers, Inc. The Company is also registered as an introducing broker with the National Futures Association and is a member of the Chicago Board of Trade.

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which in turn is wholly owned by Banca D'Intermediazione Mobiliare IMI S.p.A. ("Banca IMI"), the investment banking subsidiary of Sanpaolo IMI Group (the "Group"). The Company's wholly owned subsidiary, Cedar Street Securities Corp., has been dormant since 1995.

As part of Banca IMI's investment banking group, the Company serves as the center to cross-sell European and U.S. securities, focusing on the distribution of European equities and fixed income instruments to U.S. institutional investors and on the sale of U.S. products to the Group's European customer base. In addition, the Company provides electronic order routing services to major U.S. and European stock exchanges (i.e. NYSE, NASDAQ, Xetra, and Italian Stock Exchange) for U.S. and European clients. The Company also conducts a securities borrowed and loaned conduit business in U.S. and foreign securities.

The Company's securities brokerage business consists of U.S. and international activities. Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted on either a delivery versus payment or receipt versus payment basis.

2. RESTATEMENT TO THE DEFERRED TAX ASSETS, NET, AND ACCUMULATED DEFICIT BALANCES

The consolidated statement of financial condition as of December 31, 2004, not presented herein, was audited by other independent auditors, whose report dated February 25, 2005, expressed an unqualified opinion on this statement. During the preparation of the consolidated statement of financial condition as of December 31, 2005, the Company identified an error in the application of accounting principles in the consolidated statement of financial condition as of December 31, 2004. The error in application of accounting principles related to the Company not realizing $5,130,000 of a partial valuation allowance release on deferred tax assets for the year ended December 31, 2004. As a result, the Company is restating its consolidated statement of financial condition as of December 31, 2004 for this error (such consolidated statement of financial condition is not presented herein). Accordingly, the following adjustments have been made to the previously reported on December 31, 2004 deferred tax assets, net, and accumulated deficit balances.

	Balance at December 31, 2004, as previously reported	Adjustment to valuation allowance for deferred taxes	Balance at December 31, 2004, as restated
Deferred tax assets, net	$ 680,000	$ 5,130,000	$ 5,810,000
Accumulated deficit	$ (83,802,048)	$ 5,130,000	$ (78,672,048)

As the prior period consolidated statement of financial condition has not been presented herein, the restatement has been effected as an adjustment to the January 1, 2005 accumulated deficit balance. These adjustments were audited in connection with the audit of the December 31, 2005 consolidated statement of financial condition.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements include the accounts of Banca IMI Securities Corp. and its subsidiary, and are presented in accordance with accounting principles generally accepted in the United States of America. All inter-company balances and transactions have been eliminated.

Use of Estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the consolidated financial statements and accompanying notes as well as the reported amount of revenues and expenses. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of 90 days or less, other than those used for trading purposes. The Company had no cash equivalents at December 31, 2005.

Securities Segregated in Compliance with Federal Regulations – U.S. Treasury bills with a market value of $9,921,000 have been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased—Proprietary securities transactions are recorded on the trade date. Financial instruments owned and financial instruments sold, not yet purchased are recorded at market value with net unrealized gains or losses reflected in principal transactions. Market value is determined by reference to third party sources such as exchange price quotations.

Customer Securities Transactions—Customer securities transactions are recorded on the settlement date, which is generally three business days after trade date, with related commission income and expenses recorded on the trade date. Receivables from and payables to customers include amounts

related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying consolidated statement of financial condition.

Collateralized Securities Transactions—Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements") or securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained or excess collateral returned. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Receivable from and Payable to Brokers and Dealers—Receivable from brokers and dealers primarily consist of securities failed to deliver and deposits held at clearing organizations. Payable to brokers and dealers primarily consist of securities failed to receive. Receivable from and payable to brokers and dealers are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Interest Income and Expense—Interest income and expense earned or paid on proprietary securities owned or sold, not yet purchased, repurchased and reverse repurchased and securities lending and borrowing transactions are recognized on the accrual basis of accounting.

Income Taxes— The Company is included in the consolidated Federal, state and local income tax return of IMI U.S. Income taxes have been determined on a separate company basis.

Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("SFAS 109"), which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Furniture, Equipment and Leasehold Improvements—Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recovered.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as repurchase agreements, securities loaned, customer and non-customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

5. FINANCIAL INSTRUMENTS OWNED

Financial instruments owned at market value, at December 31, 2005 consist of the following:

	Financial Instruments Owned
Corporate bonds	$ 13,366,594
U.S. government bonds	57,630,350
Other fixed income	27,709,701
Stocks and warrants	2,839,111
Total	$ 101,545,756

Other fixed income instruments owned include $27,087,036 of highly rated bonds issued by supranational institutions.

At December 31, 2005, there were no securities owned which were pledged to counterparties. Also, at December 31, 2005, the Company placed a U.S. government security with a market value of $9,921,000 on deposit in an account segregated for the benefit of customers in compliance with federal regulations. Such security is not included in the above table.

6. COLLATERALIZED SECURITIES TRANSACTIONS

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations.

The Company receives collateral under reverse repurchase transactions and securities borrowing transactions. Generally, the Company is permitted to rehypothecate securities under such transactions.

At December 31, 2005, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a market value of approximately $1,431,055,000. This collateral was generally obtained under reverse repurchase and securities borrowing agreements. Of these securities received as collateral, securities with a market value of approximately $1,395,277,000 were delivered or repledged, generally as collateral under repurchase and securities lending agreements.

7. FIXED ASSETS

The cost of the fixed assets – net for the year ended December 31, 2005 is as follows:

Equipment	$1,590,906
Leasehold improvements	606,607
Furniture and fixtures	178,670
	2,376,183
Less accumulated depreciation and amortization	2,148,414
Fixed assets - net	$ 227,769

8. INCOME TAXES

The deferred tax assets and the related valuation allowance at December 31, 2005 are as follows:

Federal net operating loss carryforwards:	
Subject to limitation	$ 4,870,253
Not subject to limitation	11,809,632
Temporary differences	825,440
AMT credits	290,491
Total deferred tax assets	17,795,816
Less: valuation allowance	(12,160,816)
Net deferred tax asset recognized on the consolidated statement of financial condition	$ 5,635,000

At December 31, 2005, the Company has federal net operating loss carryfowards of $34,734,213 resulting in a deferred tax asset before valuation allowance of approximately $11,810,000, which

expire at various times through December 31, 2010. The Company has additional federal net operating loss carryfoward of $14,324,273 resulting in a deferred tax asset before valuation allowance of approximately $4,870,000 that is subject to significant limitations pursuant to a separate return year loss limitation. The federal net operating losses subject to this limitation expires in various years through December 31, 2009.

9. COMMON STOCK

The authorized common stock of the Company is comprised of 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2005. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value, and is carried at its original issue price of $1,000 per share. Additional paid in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

10. COMMITMENTS AND CONTINGENCIES

Brokerage Activities—In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Leases—The Company has obligations under noncancelable operating leases for space with various expiration dates. On November 10, 2005, the Company entered into an extension of its operating lease for office space that expires in April, 2022. The Company leases its office space from an affiliate under a sub-lease arrangement. The future aggregate minimum lease commitment for space is listed below:

Year Ending December 31,	
2006	$ 582,681
2007	587,875
2008	944,945
2009	944,945
2010	944,945
Thereafter	11,578,953
	$ 15,584,344

11. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. The Company has elected to use the Alternative Net Capital Method permitted by Rule

15c3-1 which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2005, the Company's net capital of $156,020,243 exceeded the minimum requirement by $155,020,243.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance-sheet financial instruments which include financial futures contracts. These off-balance-sheet financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. As of December 31, 2005, the contractual or notional amounts related to these financial instruments were as follows:

Financial Futures -

Commitments to sell - market value	$ 4,732,906
Commitments to sell - contract amount	$ 4,705,799

Financial futures provide for the delayed delivery of securities. The amounts at risk are generally limited to the unrealized market valuation gains on the instruments and will vary based upon changes in market value. The unrealized gains for financial futures are recorded in the consolidated statement of financial condition net of unrealized losses and are recorded on the Statement of operations as part of Principal transactions. Financial futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. In management's opinion, the settlement of the aforementioned transactions are not expected to have a material effect on the financial condition of the Company.

13. CONCENTRATIONS OF CREDIT RISK

The Company's clearance activities for customers and non-customers, including affiliates (collectively "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

The Company has concentrations of credit risk with regard to stock borrow and reverse repo transactions with counterparties. At December 31, 2005, the following concentrations existed:

	Percentage with one counterparty >10% of balance	**Number of counterparties**
Stock borrow	37%, 19%, 18%, 13%	four
Reverse Repo	80%	one

14. EMPLOYEE BENEFITS

401(k) Plan—All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 50% matching contribution on the first 5% of compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five year period.

Profit Sharing Plan—The Company has a profit sharing plan for all employees who have been employed with the Company as of each fiscal year end. The Board of Directors sets the profit sharing percentage for the plan annually. All contributions vest over a four year period commencing with the third year of employment with the Company.

15. RELATED PARTIES

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions, transacting in repurchase, reverse repurchase and securities lending arrangements and providing operational support for foreign affiliates in their securities dealings in the United States.

Summarized below are the Company's affiliate balances and as of December 31, 2005:

Assets:	
Receivables from brokers, dealers and clearing organizations	$ 335,034
Receivables from affiliates	2,783,406
Receivables from customers	1,628,312
Total assets	$ 4,746,752
Liabilities:	
Securities sold under agreements to repurchase	$ 191,084,093
Securities loaned	18,833,465
Payables to customers	815,459
Payables to non-customers	2,758,591
Other liabilities	91,803
Total liabilities	$ 213,583,411